Filed by TD Ameritrade Holding Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TD Ameritrade Holding Corporation

Commission File No.: 001-35509

The following slides regarding the proposed transaction between TD Ameritrade Holding Corporation and The Charles Schwab Corporation were made available in connection with presentations to analysts and investors:

Announcing Schwab’s Acquisition of TD Ameritrade November 25, 2019 Building the Future of Modern Wealth Management

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements that refer to expectations, projections or other characterizations of future events or circumstances and are identified by words such as "believe," "anticipate," "expect," "estimate," "intend," "plan," "will," "may," "aim," "could," "should," "continue," "build," "improve," "growth," "increase", "accelerate," "upside," "assume," "potential," "opportunity," and other similar expressions. These forward-looking statements relate to the business combination transaction involving The Charles Schwab Corporation ("Schwab") and TD Ameritrade Holding Corporation ("TD Ameritrade"), including expected scale; operating efficiency; growth; client and stockholder benefits; key assumptions; timing of closing; revenue and expense synergies; Tier 1 Leverage Ratio; purchase price allocation; capital returns to stockholders; accretion; financial benefits; and integration spend, which reflect management's beliefs, expectations and objectives as of the date hereof. Achievement of the expressed beliefs, expectations and objectives is subject to risks and uncertainties that could cause actual results to differ materially from those beliefs, expectations or objectives.

Important transaction-related factors that may cause such differences include, but are not limited to, the risk that expected revenue, expense and other synergies from the transaction may not be fully realized or may take longer to realize than expected; the parties are unable to successfully implement their integration strategies; failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all, including stockholder and regulatory approvals; and disruptions to the parties' businesses as a result of the announcement and pendency of the merger. Other important factors include general market conditions, including the level of interest rates, equity valuations and trading activity; the parties' ability to attract and retain clients and registered investment advisors and grow those relationships and client assets; competitive pressures on pricing, including deposit rates; the parties' ability to develop and launch new and enhanced products, services, and capabilities, as well as enhance their infrastructure, in a timely and successful manner; client use of the parties' advisory solutions and other products and services; client sensitivity to rates; the level of client assets, including cash balances; capital and liquidity needs and management; regulatory guidance; litigation or regulatory matters; any adverse impact of financial reform legislation and related regulations; and other factors set forth in Schwab's and TD Ameritrade's most recent reports on Form 10-K.

The information in this presentation speaks only as of **November 25, 2019** (or such earlier date as may be specified herein). Schwab disclaims any obligation and does not intend to update or revise any of this information, including forward-looking statements.

2 Charles Schwab Corporation

Additional Statements

Important Information About the Transaction and Where to Find it

In connection with the proposed transaction between The Charles Schwab Corporation ("Schwab") and TD Ameritrade Holding Corporation ("TD Ameritrade"), Schwab and TD Ameritrade will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a Schwab registration statement on Form S-4 that will include a joint proxy statement of Schwab and TD Ameritrade that also constitutes a prospectus of Schwab, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Schwab and TD Ameritrade. INVESTORS AND SECURITY HOLDERS OF SCHWAB AND TD AMERITRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Schwab or TD Ameritrade through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Schwab or TD Ameritrade at the following:

The Charles Schwab Corporation
211 Main Street
San Francisco, CA 94105
Attention: Investor Relations
(415) 667-7000
Investor.relations@schwab.com

TD Ameritrade Holding Corporation
200 South 108th Avenue
Omaha, Nebraska 68154
Attention: Investor Relations
(800) 669-3900

Schwab, TD Ameritrade, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Schwab, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Schwab's Form 10-K for the year ended December 31, 2018, its proxy statement filed on March 29, 2019 and its Current Reports on Form 8-K filed on August 28, 2019, July 26, 2019 and May 16, 2019, which are filed with the SEC. Information regarding the directors and executive officers of TD Ameritrade, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in TD Ameritrade's Form 10-K for the year ended September 30, 2019, its proxy statement filed on December 31, 2018 and its Current Reports on Form 8-K filed on July 22, 2019, May 20, 2019 and February 19, 2019, which are filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Charles Schwab Corporation

Charles Schwab Corporation Management Attendees Walt Bettinger President and CEO, Schwab Peter Crawford EVP and CFO, Schwab Stephen Boyle Interim President and CEO, TD Ameritrade 4

Charles Schwab Corporation Agenda Introduction and Strategic Rationale Transaction Summary and Pro Forma Profile Preliminary View on Synergies, Integration Planning, Other Considerations, and Next Steps Q&A 5

Charles Schwab Corporation S cale - enhancing transaction allows Schwab to further press its advantage on behalf of clients… Combined organization is positioned to meet the needs of investors across every phase of their financial journey and to support the independent advisors who serve them SCALE Enhanced client experience Financially compelling Accelerate growth Increased operating efficiency Deeper resources for RIAs Note: RIA = Registered Investment Advisor. 6

…while building the future of modern wealth management.[1]

Founded in 1971, Schwab (SCHW) has been an advocate for **individual investors** and the **financial professionals who serve them**.

- 19,800 Total Employees
- 7,500+ RIAs served

Schwab's success with **business fundamentals** and **financial performance** demonstrates strength:

$201B Core NNA
6% Annualized Growth Rate

12.1M Brokerage Accounts

$3.8T Client Assets

769K DATs



Revenue ($B)
$6.4
$7.5
$8.1
YTD '17
YTD '18
YTD '19
PTPM (%)
42.3%
44.9%
46.0%
YTD '17
YTD '18
YTD '19
Net Income ($B)
$1.8
$2.6
$2.9
YTD '17
YTD '18
YTD '19

Founded in 1975, TD Ameritrade (AMTD) aims to empower and serve **self-directed investors**, **traders**, and **RIAs**.

- 10,000 Total Employees
- 7,000+ RIAs served

TD Ameritrade's dedication to **client experience** delivers **robust results** across all core metrics:

$93B NNA
7% Annualized Growth Rate

12.0M Brokerage Accounts

$1.3T Client Assets

1,096K DATs



Revenue ($B)
$2.8
$4.2
$4.5
YTD '17
YTD '18
YTD '19
PTPM (%)
37.4%
37.8%
47.8%
YTD '17
YTD '18
YTD '19
Net Income ($B)
$0.7
$1.2
$1.6
YTD '17
YTD '18
YTD '19

Note: YTD = Year-to-Date. NNA = Net New Assets. DATs = Daily Average Trades. PTPM = Pre-tax Profit Margin. (1) Business metrics are shown on a last 12-month basis through period-end September 2019; financial metrics are shown on a GAAP basis for the respective calendar YTD period.

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Charles Schwab Corporation

Charles Schwab Corporation Combined 1 Transaction creates a large - scale, full - service investment firm with world class solutions… Client Assets (trillions) LTM NNA (billions) 3Q19 DATs (thousands) Brokerage Accounts (millions) Client Cash (% total assets) Schwab TD Ameritrade $3.8 $201 718 12.1 11.4% $1.3 $93 1,055 12.0 11.7% $5.1 $294 1,773 24.1 11.5% Note : LTM = Last twelve months. Some numbers may not total due to rounding. Metrics as of September 30, 2019. (1) Combined excludes the im pact of recently announced commission reductions and any potential transaction synergies . (2) Sourced from company filings and websites as of September 30, 2019; represents client asset levels for respective wirehouse wealth management segments . $7.8 $5.7 $3.8 $3.1 $2.9 $2.6 $1.9 $0.5 $1.3 Vanguard Fidelity J.P. Morgan J.P. Morgan Schwab + TD Ameritrade Schwab + TD Ameritrade Bank of America Bank of America Morgan Stanley Morgan Stanley Wells Fargo Wells Fargo E*TRADE $5.1 Comparison to Select Peers by Client Assets 2 (trillions) 8

Charles Schwab Corporation …which will benefit clients of both firms and build upon a shared heritage of innovation. ▪ Largest custodial platform helping RIAs grow, compete, and succeed ▪ Access to proprietary, low cost products (e.g., CSIM funds and ETFs) ▪ Leading omni - channel client service, including expansive branch network ▪ Complementary savings and lending capabilities at Schwab Bank ▪ Sophisticated trading platform for active traders ▪ Incremental access to additional trading capabilities and products ▪ Comprehensive investor education tools ▪ Accelerated innovation and investment by leveraging benefits of scale ▪ Robust suite of retail advisory solutions ▪ Dedicated resources for RIAs Note: CSIM = Charles Schwab Investment Management. ETFs = Exchange - traded funds. Thoughtful approach to integration will prioritize best - in - class client experience across all products and solutions 9

Charles Schwab Corporation AMTD stockholders receive attractive near - term value plus potential meaningful upside over time. Note: VWAP = volume - weighted average price. (1) Exchange ratio based on closing prices as of November 20, 2019. Current AMTD stockholders gain ~31% ownership in the combined company Provides attractive value at a 17% premium to 30 - day VWAP exchange ratio 1 Preserves ability to participate in future benefits of synergies and growth Individual clients and RIAs gain access to breadth and depth of Schwab’s platform 10

Charles Schwab Corporation Transaction Summary and Key Assumptions Note: IDA = Insured Deposit Account. EPS = earnings per share. (1) Pro forma ownership includes <10% voting common stock, with the remainder issued as nonvoting common, as long as it is held by TD Bank. (2) Allocation to intangibles expected to be amortized on a straight - line basis. (3) Ongoing representation based on percentage ownership. (4) One - time right to nominate and fill the provided board seat. (5) Cash EPS calculation excludes advisory, financing, and integration costs as well as incremental transaction - related amortization. Transaction Structure TD Bank Other Stockholders AMTD SCHW Merger: SCHW + AMTD SCHW Existing Stockholders AMTD Existing Stockholders TD Bank Pro Forma Ownership: 43% 57% 100% AMTD Shares SCHW Shares 69% 18% 13% 1 ▪ 100% stock transaction at 1.0837x exchange ratio ▪ Expected to close during 2H 2020 Consideration & Timing Accretion / Dilution 5 Balance Sheet & Cash Synergies Regulatory Governance ▪ $3.5 – 4.0 billion in total estimated synergies : primarily derived from expense savings and the IDA renegotiation ▪ Assumes 7.00% Tier 1 Leverage Ratio at close ▪ 30% of excess purchase price allocated to intangibles 2 ▪ Capital return to stockholders will continue ▪ Subject to customary closing conditions and regulatory reviews ▪ Two Board seats provided to TD Bank 3 ▪ One Board seat provided to AMTD 4 ▪ Expect single - digit % Cash EPS accretion in Year 1 ▪ GAAP EPS accretion of 10 – 15% in Year 3 ▪ Cash EPS accretion of 15 – 20% in Year 3 11

Combination unlocks meaningful incremental financial benefits.

	SCHW	AMTD	Combined[1]	Impacts	Illustrative View[2]

Net Revenues ($M)

- Spread-based Revenue
- Balance-based Revenue
- Trading/Commissions & Other



31%
9%
$2,711
60%
10%
35%
$1,558
55%
19%
23%
$4,269
58%

- Recent commission reductions
+ IDA agreement renegotiation



$4,269
Gains from IDA renegotiation offset recent commission cuts

Operating Expenses ($M)

- Compensation & Benefits
- Advertising & Communications
- Professional Services
- Other



22%
11%
9%
$1,475
58%
30%
10%
16%
$778
44%
25%
11%
11%
$2,253
53%

+ Potential expense synergies



$2,253
Potential benefit equal to 60-65% of standalone AMTD cost base

	SCHW	AMTD	Combined[1]	Illustrative View[2]
Pre-tax Profit Margin	45.6%	47.6%	46.3%	50%+
EOCA	16 bps	24 bps	18 bps	<16 bps
ROTCE	21%	N.M.	N.M.	25%+

Note: Spread-based revenue = Net interest and related revenue. Balance-based revenue = asset management and other fee-based revenue. EOCA = Expense on Average Client Assets. Bps = basis points. ROTCE = Return on Tangible Common Equity. N.M. = Not Meaningful. Some numbers may not total due to rounding. Figures as of period-end September 2019. (1) Combined excludes the impact of recently announced commission reductions and any potential transaction synergies. (2) Represents 3Q19 results plus the estimated quarterly impact of recently announced commission pricing cuts as well as the impact of anticipated net run-rate synergies.

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Charles Schwab Corporation

Charles Schwab Corporation Insured Deposit Account Cash Sweep Program Overview and Objectives ▪ Upon closing, Schwab will assume TD Ameritrade’s rights and obligations under existing IDA agreement ▪ Intent is to minimize disruption to existing clients while providing a stable funding source for Schwab and a low - risk revenue stream for TD Bank ▪ Upon closing, servicing fee paid by Schwab is reduced by 10 bps (from 25 bps to 15 bps) ▪ Combination of an extended term plus fixed pricing will help promote stability ▪ Arrangement is capped and the IDA program will see no increase in volumes beyond July 2021 (or sooner subject to certain milestones) ▪ Schwab maintains flexibility to also sweep its clients’ cash to its own banks, other sweep providers, and other liquid investment options (e.g., money market funds) 1 Note: (1) Subject to maintaining minimum agreed upon balances within TD Bank IDA program. (2) Cap on reduction limited to a r oll ing 12 - month period. Term of Agreement ▪ 10 - year term starting in 2021, with auto renewal (absent notice) ▪ Upon expiration, IDA balances enter into a run - off period Deposits ▪ For an interim period from close until July 2021, balances in the legacy IDA platform will be swept to TD Bank ▪ Thereafter, Schwab may reduce the balances under the IDA by up to $10B annually, subject to $50B program minimum 2 Fixed Rate Obligation / Service Fee ▪ Schwab will direct a minimum of 80% of deposits into fixed rates for the first five years of the agreement ▪ Funds not “termed - out” will earn a short - term floating rate ▪ TD Bank will earn a fixed basis point service fee on the aggregate deposit balance 13

Charles Schwab Corporation Combination creates opportunity for significant expense synergies and revenue lift. Expense Synergies Revenue Synergies Illustrative Sources ▪ Potential cost savings of $1.8 – 2.0 billion ▪ Approximately 60 - 65% of AMTD’s expense base or 18 - 20% of blended cost base ▪ Expected to achieve full run - rate by the end of Year 3 ▪ I DA restructuring offers improved net cash yields and balance sheet growth ▪ Opportunity to introduce AMTD customers to Schwab’s breadth and depth of capabilities ▪ Opportunity for Schwab clients to leverage AMTD’s trading capabilities ▪ Offer Schwab’s high - quality , low - cost investment products and solutions across an expanded client base Technology and Marketing Spend Geographic Footprint R ationalization Workforce Overlap Full suite of Advisory Solutions Fund products and Integrated Trading Platforms Bank / IDA Restructuring Potential Opportunities Currently estimating integration spend of $1.6 billion over 3 years post closing to support synergies 14

Charles Schwab Corporation Other Considerations and Next Steps x Schwab stockholders vote on stock issuance for transaction and creation of new class of nonvoting common stock x AMTD stockholders vote to approve transaction (majority of all holders and majority of minority 1 ) Close transaction x Receive regulatory approvals x File documents with SEC Note: (1) Represents vote to approve the transaction, which excludes TD Bank and certain other stockholders. 15

Charles Schwab Corporation Combined firm is positioned to meet the needs of investors and to support the independent advisors who serve them. Unlocks attractive long - term stockholder value via potential synergy opportunities Leverages merits of both platforms to further improve client experience Enhances scale and efficiency while helping to drive profitable growth 24M Brokerage Accounts $5T+ Total Client Assets ~$17B Total Net Revenue ~45%+ Pre - tax Profit Margin Note: Combined business and financial metrics shown represent annualized figures as of period - end September 2019; these metrics exclude the impact of recently announced commission reductions and any potential transaction synergies. 16

Charles Schwab Corporation Q&A Building the Future of Modern Wealth Management 17

Announcing Schwab’s Acquisition of TD Ameritrade November 25, 2019 Building the Future of Modern Wealth Management